EXHIBIT 8.1

LIST OF SUBSIDIARIES

SUBSIDIARY NAME	JURISDICTION OF INCORPORATION	PROPORTION OF OWNERSHIP INTEREST
West Witwatersrand Gold Holdings Limited	South Africa	100%
Crown Consolidated Gold Recoveries Limited	South Africa	100%
Ergo Mining Operations Proprietary Limited	South Africa	74%
Crown Gold Recoveries Proprietary Limited	South Africa	100%
East Rand Proprietary Mines Limited	South Africa	100%
Ergo Mining Proprietary Limited	South Africa	100%